SIDLEY AUSTIN BROWN & WOOD LLP

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WRITER'S DIRECT NUMBER                                 WRITER'S E-MAIL ADDRESS
  (212) 839-5458                                      mschmidtberger@sidley.com






                                March 11, 2005


Owen Pinkerton, Esq., Senior Attorney
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

          Re:  World Monitor Trust III
               Pre-Effective Amendment No.2 to Registration Statement, filed on February 4, 2005, File No. 333-119612
               -------------------------------------------------------

Dear Mr. Pinkerton:

          Thank you for your comment letter of January 26, 2005 to Marc Goodman at Preferred Investment Solutions Corp. regarding the captioned registration statement for World Monitor Trust III (the "Company") This letter is to respond on behalf of Preferred Investment Solutions Corp. to the questions and comments you raised. Each of your numbered questions and comments is set forth below in italics, with our response immediately following.

General

     1. We note your response to Comment 10, but are unable to determine where you made the requested revision. Please advise us where you made the revision, or revise to do so.

     Response:
    ---------

          The requested revision was made on pages seven to eight under the heading "Series Subscription Minimums." The responsive language reads as follows: "The Managing Owner, the Trustee, the Advisors and their respective principals, stockholders, directors, officers, partners, members, managers, employees and affiliates may subscribe for Units and any such Units in a Series subscribed for by such



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SIDLEY AUSTIN BROWN & WOOD LLP                                        NEW YORK

Owen Pinkerton, Esq., Senior Attorney
March 11, 2005
Page 2


persons will be counted to determine whether the Series' Subscription Minimum is sold during the Initial Offering Period."


     2. We note your response to Comment 16. Please advise us supplementally how your proposed disclosure is permissible within Rule
          10b-(9)(a)(2) of the Securities Exchange Act of 1934. We note that the rule appears to require that a specified number of each class of units be sold in a minimum/maximum offering.

     Response:
     --------

          We respectfully take the view that the Units of each Series constitute a separate and distinct "security" or a separate and distinct "class" of securities for purposes of the Securities Exchange Act of 1934 (the "1934 Act). We note that the term "class" is not defined in the 1934 Act and we are not aware of any definition of the term promulgated by the Securities Exchange Commission or the Staff of the Division of Corporation Finance (the "Staff"). However, for an investor considering an investment in the Company, a material decision must be made to invest in one or more of the Series, each of which is separate and distinct as to its assets and liabilities and possesses risk characteristics different from each other Series. Once an investor has determined to make an investment in a particular Series, such investor will be steered into Class I or Class II of such Series depending upon whether the investor is represented by an approved Correspondent Selling Agent who is directly compensated by the investor for services rendered by such Correspondent Selling Agent in connection with such investor's investment in such Series. No separate investment decision is made by the investor to select Class I or Class II Units of any Series; such selection is made by the Correspondent Selling Agent, the Selling Agent and the Managing Owner (and not the investor) based on the existence (or non-existence) of an objective fact to avoid what effectively otherwise would be a double-charging of the investor for particular services being performed by the Correspondent Selling Agent in respect of such investor's investment in a Series.

          The Managing Owner's choice of the word "Series" to describe the separate series of the trust is driven by the terms used in the Delaware Statutory Trust Act, 12 Del. C. ss. 3801 et seq., and, in particular, ss.ss. 3804(a) and 3806(b)(2) thereof. Each Class effectively is nothing more than a sub-series of each Series (although an important distinction between the Series of the Company and the Classes of each Series is that the assets of Class I and Class II of each Series are commingled and are not distinct and separate as to their assets and liabilities). The Managing Owner has chosen to use the word "Class" instead of "sub-series" to avoid confusing prospective investors, but this choice should not be dispositive of the question as to whether each Class of each Series is a separate "class" or "security" within the meaning of the 1934

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SIDLEY AUSTIN BROWN & WOOD LLP                                        NEW YORK

Owen Pinkerton, Esq., Senior Attorney
March 11, 2005
Page 3


Act. We are aware of other public commodity pools using similar terminology to describe similar arrangements and sold on a minimum/maximum basis that recently have been declared effective by the Staff without stating that a specified number of each "Class" of Units be sold.



     3. Please identify the Selling Agent and the Managing Owner on the cover page.

     Response:
     --------

          We have made revisions in response to the foregoing comment. See the third paragraph on the cover page. Also, we bring your attention to comment no. 25 in your letter to Mr. Goodman of November 10, 2004 in which you advised us that, since this is not a firm commitment underwritten offering, it is not appropriate to highlight the Managing Owner at the bottom of the cover page.



     4. We have reviewed your revisions in response to Comment 18, and we re-issue the comment. We note that you have added disclosure regarding the termination date of the initial offering, but you have not included disclosure regarding the termination date of the continuous offering. We refer to Item 501(b)(8) of Regulation S-K.

     Response:
     --------

          We draw your attention to the following language appearing in the third paragraph on the cover page: "After both the Initial Offering Period has closed and trading has commenced, Units in each Series will be offered as of the beginning of each month and will be offered continuously until all of each Series' Units which are registered are sold. The Managing Owner may terminate the continuous offering period at any time." We respectfully submit that this language is responsive to the requirements of Item 501(b)(8)(iii) of Regulation S-K. The termination date of the continuous offering cannot be foretold with any accuracy as the supply of registered Units will be depleted as a result of subscriptions and exchanges at a pace determined by investors. An earlier termination of the continuous offering by the Managing Owner is not currently expected, but may occur as a result of developments in the markets in which the Series trade or with the Advisors. Upon the exhaustion of the supply of registered Units, a new registration statement is expected to be filed (in order for investors to be able to exchange existing Units as well as to facilitate new subscriptions for Units) and a new offering will commence upon the effectiveness thereof. Consequently, the disclosure cited above is both accurate and as specific as possible

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SIDLEY AUSTIN BROWN & WOOD LLP                                        NEW YORK

Owen Pinkerton, Esq., Senior Attorney
March 11, 2005
Page 4


under the circumstances. We are aware of other public commodity pools that recently have been declared effective by the Staff on the basis of similar language.



     5. We have reviewed your revisions in response to Comment 19, and we re-issue the comment. Rule 10b-9 of the Securities Exchange Act requires that investor funds be returned "promptly." We do not agree that seven (7) business days complies with this requirement. Please revise accordingly.

     Response:
     --------

          We note that we have committed to return subscription proceeds "as promptly as practicable" which we believe complies with the requirements of Rule 10b-9 of the 1934 Act. We have reduced the "drop-dead" date to seven days from seven business days, although it is our expectation that it will be practicable to return such monies more promptly under such circumstances.



     6. We note your response to Comment 20. Please revise the initial risk factor bullet point to explain the effect of leverage in futures trading. For example, we refer to your disclosure on page 16 that a small price movement may cause large losses.

     Response:
     --------

          We have made revisions in response to the foregoing comment.



     7. We note your response to Comment 21, but are unable to determine where you made the requested revisions within the summary risk factor section of the prospectus. Please advise or revise.

     Response:
     --------

          We apologize for the omission and have made revisions within the summary risk factor section in response to the foregoing comment.



     8. We note your response to Comment 22, but believe this risk is sufficiently important to investors as to warrant cover page disclosure. Please revise to briefly convey this risk.
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SIDLEY AUSTIN BROWN & WOOD LLP                                        NEW YORK

Owen Pinkerton, Esq., Senior Attorney
March 11, 2005
Page 5


     Response:
     --------

          We have made revisions in response to the foregoing comment.



     9. We have reviewed your response to Comment 23, and we re-issue the comment. Please briefly describe the fees that investors will incur with an investment in the various series of the trust.

     Response:
     --------

          We have made revisions in response to the foregoing comment.



     10. We refer to the final footnote to the chart at the bottom of the cover page where you state that, since the Trust will pay all organizational and offering expenses, 100 percent of the proceeds raised "will be initially available for each Series' trading activities." In light of the fact that ongoing service fees in the amount of 2 percent will be payable to the Selling Agent on a monthly basis for all Class I units, and that sales commissions in the amount of 1 percent payable monthly will be made for all units, it is not clear how this statement is useful to investors. Please consider deleting this statement or tell us why you believe it provides useful information to investors.

     Response:
     --------

          We believe this statement provides useful information to the investors because it brings to their attention a material benefit for investors which derives from the fact that, from the investors' perspective, the initial sales commission will be smeared over time rather than charged in a lump sum upon investment, thereby materially increasing the amount of assets at work for the benefit of investors on the date of investment and during the first year thereafter. We are aware of public commodity pools that recently have been declared effective by the staff that made similar disclosures on their cover pages.



     Fees and Expenses - page 10

     11. Please revise to clarify whether there is a cap in place with respect to extraordinary fees and expenses, indicating the extent to which each series may be liable.

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SIDLEY AUSTIN BROWN & WOOD LLP                                        NEW YORK

Owen Pinkerton, Esq., Senior Attorney
March 11, 2005
Page 6


     Response:
     --------

          We have made revisions in response to the foregoing comment.



     Risk Factors - page 18

     12. Please add a risk factor that discusses the risks associated with the fact that the Managing Owner and its principals may purchase an unlimited number of units in this offering. For example, since this is a minimum-maximum offering, the protections afforded to investors under Rule 10b-9 of the Exchange Act may be weakened by the fact that the Managing Owner and its principals have the ability to purchase units to satisfy the minimum offering requirements. Please revise accordingly.

     Response:
     --------

          We have made revisions in response to the foregoing comment.



     Fees and Commissions are Charged Regardless of Profitability and May
       Result in Depletion of Trust Assets - page 18

     13. We have reviewed your revisions in response to Comment 48, and we re-issue the comment. Please provide brief disclosure quantifying the fees that investors will pay as part of an investment in the three series of the Trust.

     Response:
     --------

          We have made revisions in response to the foregoing comment.



     Possible Illiquid Markets may Exacerbate Losses - page 20

     14. We note your response to Comment 55. Please revise, as requested, to indicate the extent, if any, to which the trading advisors have encountered illiquid situations in the past similar to those described in this risk factor.

     Response:
     --------

          We have made revisions in response to the foregoing comment.

SIDLEY AUSTIN BROWN & WOOD LLP                                        NEW YORK

Owen Pinkerton, Esq., Senior Attorney
March 11, 2005
Page 7


Conflicts of Interest - page 79

     15. We refer to your new disclosure regarding the credit facility you entered into with UBS Securities LLC. Please disclose the material terms of the facility in your MD&A section where you discuss liquidity.

     Response:
     --------

          We respectfully bring to your attention the fact that the credit facility with UBS Securities LLC is being entered into by the Managing Owner which will be the sole debtor thereunder. The credit facility is not a liquidity facility for the benefit of any Series or the investors in any Series. It simply permits that Managing Owner to finance the Managing Owner's obligation to advance the initial service fee relating to the Class I Units to the Correspondent Selling Agents rather than having to use the Managing Owner's own resources for this purpose. It is being disclosed as a potential conflict only because UBS Securities LLC will also serve as the clearing and futures broker of the Company. Consequently, we respectfully submit that it is not appropriate to describe the material terms of the facility in a section which discusses the liquidity and capital resources of the Series.



     Redemptions and Distributions - page 79

     16. Please disclose whether investors have the ability to withdraw a redemption request and, if so, the procedures for withdrawing the request.

     Response:
     --------

          We have made revisions in response to the foregoing comment.



     Preferred Investment Solutions Corp. (formerly Kenmar Advisory Corp.)
         - Statement of Financial Condition - September 30, 2003

     17. We note your response to comment 75 that you have provided an audited balance sheet as of the most recent fiscal year. However, that information does not appear to have been included in the current amendment. As such, we reiterate our previous comment that you provide an audited balance for Preferred Investment Solutions Corp. as of the most recent fiscal year end (which appears to be September 30, 2004).

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SIDLEY AUSTIN BROWN & WOOD LLP                                        NEW YORK

Owen Pinkerton, Esq., Senior Attorney
March 11, 2005
Page 8


     Response:
     --------

          The audited balance sheet has been included in Amendment No. 2.



     Preferred Investment Solutions Corp. (formerly Kenmar Advisory
         Corp.)-Notes to Consolidated Financial Statements-September 30, 2003

     18. We note your response to comment 76, however, if Preferred Investment Solutions Corp. continues to report a substantial receivable from Kenmar Management Ltd. as of the date of the most recent fiscal year end (September 30, 2004), we believe an audited balance sheet of Kenmar Management Ltd. is required.

     Response:
     --------

          Kenmar Management Ltd. ("KML") has not previously been audited. To mitigate against the expense and delay associated with conducting an audit of KML but assuage the concern underpinning your comment, we have obtained a standby letter of credit from Brown Brothers Harriman & Co. in favor of KML in the amount of $1.3 million payable to Preferred Investment Solutions Corp. ("Preferred") with a term through February 28, 2006. It is expected that the receivable in question will have been reduced to an immaterial amount prior to the end of the term of the letter of credit. A footnote has been added to the September 30 audited balance sheet of Preferred describing the foregoing.

          While an audit of KML would provide indirect evidence of the credit quality of the receivable in question, the letter of credit provides direct assurance of payment and avoids the delay and expense associated with conducting an audit of KML.



     Exhibit 1.1 - Selling Agreement

     19. We note your response to Comment 77. Please file a revised selling agreement reflecting the referenced revision.

     Response:
     --------

          We apologize for the oversight and have filed a revised selling agreement reflecting the referenced omission.

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SIDLEY AUSTIN BROWN & WOOD LLP                                        NEW YORK

Owen Pinkerton, Esq., Senior Attorney
March 11, 2005
Page 9



     Exhibit 8.1 - Opinion of Sidley Austin Brown & Wood

     20. Please have counsel revise paragraph 2 to clarify that the description under the caption "Federal Income Tax Consequences" in fact constitutes its opinion.

     Response:
     --------

          We have made revisions in response to the foregoing comment.



     21. The condition in the second paragraph, "subject to the uncertainties referred to therein" does not appear appropriate within the legal opinion. Please revise to remove it, or advise us why you believe it may appropriately be retained.

     Response:
     --------

          We have made revisions in response to the foregoing comment.



     Exhibit 23.2 - Consent of Counsel

     22. Please have counsel revise to include its consent to the filing of the opinion as an exhibit to the registration statement. In addition, please have tax counsel revise its consent to include the statement in the section entitled, "Tax Status of Each Series" found in the summary.

     Response:
     --------

          We have made revisions in response to the foregoing comment.




                                  *    *    *

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SIDLEY AUSTIN BROWN & WOOD LLP                                        NEW YORK

Owen Pinkerton, Esq., Senior Attorney
March 11, 2005
Page 10


          If you have any further questions or comments, please do not hesitate to call me at 212 839 5458.





                                         Very truly yours,



                                         Michael J. Schmidtberger

Enclosure

cc:  Marc S. Goodman
     Esther Goodman